Exhibit 99.2

Enthusiast Gaming Graduates to the Toronto Stock Exchange

Commences trading on the TSX under the symbol “EGLX”

TORONTO, Jan. 27, 2020 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is proud to announce that the Company has graduated to the Toronto Stock Exchange (“TSX”) from the TSX Venture Exchange (“TSXV”). As of market open today, Enthusiast Gaming’s common shares will start trading on the TSX under the same ticker symbol “EGLX”.

In connection with the graduation, the Company’s common shares have been delisted from the TSXV. Shareholders are not required to take any action.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest network of communities for gamers and esports fans. Already the largest gaming network in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Events and Esports. Enthusiast Gaming’s digital media platform includes 100+ gaming related websites and 900 YouTube channels which collectively reach 150 million visitors monthly. The media network generates over 30 billion ad requests and over 1 billion page views per month. Enthusiast’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle-based Call of Duty team. Collectively, the integrated ecosystem reaches over 200 million gaming enthusiasts on a monthly basis. Enthusiast Gaming’s event business, owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, (eglx.com) and the largest mobile gaming event in Europe, Pocket Gamer Connects. For more information on the Company, visit www.enthusiastgaming.com. For more information on Luminosity Gaming, please visit luminosity.gg

For further information: Enthusiast Gaming Contact, Alex Macdonald, CFO, 416.623.9326

INVESTOR RELATIONS CONTACT:

Julia Becker

Head, Investor Relations & Marketing

(604) 785-0850

jbecker@enthusiastgaming.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.